                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 6


                             Bentley Commerce Corp.
                             ----------------------
                                (Name of Issuer)


                         Common Stock, Par Value $.0001
                         (Title of Class of Securities)


                                   08264E 10 3
                                 (CUSIP Number)

                                  Gordon F. Lee
                       11301 Olympic Boulevard, Suite 680
                              Los Angeles, CA 90064
                                 (310) 445-2529

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                 July 20, 2005; August 15, 2005; August 31, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08264E 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gordon F. Lee

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a).............................................................................

(b).............................................................................

3. SEC Use Only.................................................................

4. Source of Funds (See Instructions)


N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

[ ].

6. Citizenship or Place of Organization

Canadian, Permanent Resident of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power:      79,400,000 shares of common stock at July 20, 2005
                           58,900,000 shares of common stock at August 24, 2005; and
                           48,900,000 shares of common stock at September 9, 2005

8. Shared Voting Power:    0

9. Sole Dispositive Power: 79,400,000 shares of common stock at July 20, 2005
                           58,900,000 shares of common stock at August 24, 2005;
                           and 48,900,000 shares of common stock at September 9, 2005

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

         79,400,000 shares of common stock at July 20, 2005
         58,900,000 shares of common stock at August 24, 2005; and 48,900,000 shares of common stock at September 9, 2005

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13. Percent of Class Represented by Amount in Row (11):

                    Approximately 10% at July 20, 2005;
                    Approximately 8% at August 24, 2005
                    Approximately 6% at September 9, 2005

14. Type of Reporting Person (See Instructions): IN

At September 9, 2005, Mr. Lee owns 48,900,000 shares of common stock. During the period covered by this report, American IDC Corp., a corporation for which Mr. Lee serves as an officer and director sold 12,000,000 shares of common stock; BBX Services Corp., a corporation for which Mr. Lee serves as an officer and director sold 12,000,000 shares of common stock; and Mr. Lee disposed of 11,500,000 shares.

ITEM 1. SECURITY AND ISSUER

           Common Stock, Par Value, $.0001

           Bentley Commerce Corp.
           7303 Merchant Court
           Sarasota, FL 34240

ITEM 2. IDENTITY AND BACKGROUND

         (a) Name: Gordon F. Lee

         (b) Residence or business address: 11301 Olympic Boulevard, Suite 680 Los Angeles, CA 90064

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Officer and Director of American IDC Corp., 11301 Olympic Boulevard, Suite 680 Los Angeles, CA 90064

         Officer and Director of International Sports and Media Group, Inc., 11301 Olympic Boulevard, Suite 680 Los Angeles, CA 90064

         (d,e) Legal Proceedings

         During the last five years, Mr. Lee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Lee has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Citizenship:

           Canadian; Permanent Resident of U.S.A.


ITEM 3. Source and Amount of Funds or Other Consideration

N/A

ITEM 4. Purpose of Transaction

N/A

ITEM 5. Interest in Securities of the Issuer

         (a) The Form 10-QSB of Bentley Commerce Corp. ("BLYC") for the period ended March 31, 2005 filed on May 20, 2005 reports that Bentley had 784,479,905 shares of common stock issued and outstanding shares. During the period covered by this report, , American IDC Corp., a corporation for which Mr. Lee serves as an officer and director sold 12,000,000 shares of common stock; BBX Services Corp., a corporation for which Mr. Lee serves as an officer and director sold 12,000,000 shares of common stock; and Mr. Lee disposed of 11,500,000 shares.

         (b) Mr. Lee has the sole power to vote and dispose of the shares described in paragraph (a).

         (c) Transactions effected within the last sixty days:

         On July 19, 2005, American IDC Corp. sold 5,000,000 shares of Bentley Commerce common stock in the public market at approximately $.002 per share. Between July 20, 2005 and August 31, 2005, American IDC Corp. sold 12,000,000 shares of Bentley Commerce common stock in the public market at approximately $.002 per share. Between August 15, 2005 and August 24, 2005, BBX Services Corp. sold 12,000,000 shares of common stock at approximately $.003 per share. Gordon F. Lee is a control person of American IDC Corp. and BBX Services Corp. On August 19, 2005, a secured lender foreclosed on 10,500,000 shares that Mr. Lee had pledged as collateral for a loan and between August 15, 2005 and August 31, 2005, Mr. Lee disposed of 1,000,000 shares at an average price of approximately $.002 per share.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7. Material to Be Filed as Exhibits

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 12, 2005

Date

/S/ Gordon F. Lee
------------------------------
Signature


Gordon F. Lee
------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.
1001)

                                        5